June 8, 2010

VIA FACSIMILE AND FEDERAL EXPRESS

Daniel F. Duchovny
Special Counsel, Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-3628

Re:	IMH Secured Loan Fund, LLC
IMH Financial Corporation
Forms 425
Filed June 1, 2010
File No. 000-52611

Dear Mr. Duchovny:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 7, 2010 (the “Comment Letter”), regarding the above-referenced solicitation material filed pursuant to Rule 425.  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 425 filed June 1, 2010 (Letter to Members of the Fund on May 28 2010)

1.	Please tell us what you mean by the “approved consent solicitation material.” As you know, the SEC does not approve filings.

Response:

This reference intends to refer to the fact that the consent solicitation/prospectus is in definitive form as approved by the Company for distribution to members. The disclosure does not state that the consent solicitation/prospectus, or the adequacy or accuracy of the disclosures therein, was approved by the Commission. The Company did not intend for this to be interpreted as implying approval by the Commission. The Company understands that the SEC does not approve the consent solicitation/prospectus, or the adequacy or accuracy of the disclosures therein, and includes a statement in the cover letter of the consent solicitation/prospectus that “Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or passed upon the accuracy or adequacy of the disclosures contained in this consent solicitation/prospectus.” In any future filings, the Company intends to either avoid the use of “approved consent solicitation/prospectus” or further clarify that such approval does not refer to approval by the Commission.

Mr. Daniel F. Duchovny, June 8, 2010 - Page 2

2.
Note that you must avoid statements in your disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  In this respect, we note your disclosure of the litigation in which Mr. Graziadio and Mr. Mikles (or entities with which they were/are affiliated) have been involved.  Please provide us support for the referenced disclosures or avoid similar statements in future filings.  Also, tell us whether you believe that conducting a preliminary inquiry into the listed activities is sufficient to comply with the provisions of Rule 14a-9 and whether any additional research to obtain additional information would involve undue expense or effort.

Response:

In light of the time sensitive nature of the consent solicitation, the active written and oral solicitation campaign by a new outside group, and the Company’s views with respect to the lack of adequate information about the members of that group, the Company considered it important to deliver to the members of the Fund, on an expedited basis, all preliminary factual information regarding LGM Capital Partners LLC and its principals that the Company was able to obtain regarding the members of LGM Capital without undue expense, effort and delay.  In recognition of the fact that the Company has not been afforded substantial time to investigate the background of the members of the Committee, but that the Company discovered items regarding the background of the committee that had not been disclosed, the Company included disclosure in the above-referenced 425 filing that (i) the inquiry was “preliminary” and (ii) in numerous places expressly indicated that it did not know the particular outcome or have additional information with respect to particular litigation, investigations or other matters.  The Company continues to believe the factual disclosure provided in the above-referenced solicitation is materially correct.  However, the Company confirms that it intends to avoid similar statements in future filings, without providing additional factual support.

3.
On a related note, please tell us what consideration you have given to issuing supplemental disclosure that clarifies, to the extent applicable, whether you know the personal involvement of Mr. Graziadio and Mr. Mikles in any of the lawsuits listed, whether or not you are aware of the merits of each case, the dates of certain undated events (see, for example, the references to memoranda of understanding entered into by Imperial Bank and the FDIC).  We note, for example, that a simple Internet search showed the FDIC case against Imperial Bank appears to have been resolved in favor of Imperial Bank.

Mr. Daniel F. Duchovny, June 8, 2010 - Page 3

Response:

The Company does not currently contemplate providing additional supplemental factual information with respect to the personal involvement of either Mr. Graziadio or Mr. Mikles in any of the lawsuits listed, the merits or the dates of certain undated events.  The Company believes that the Committee is best positioned to address the foregoing and the consent solicitation process provides the Committee with the opportunity to provide additional factual detail about their personal involvement and beliefs as to the merits of the various actions.   To the extent the Committee believes additional information on the above is material, it has had ample opportunity to provide the additional information available to it through the numerous oral conference calls, mailings, television advertisements and web-based solicitations that the Committee has conducted.

4.
We note your disclosure that states “LGM proposes a management fee of 2% of the current assets plus the fees collected from borrowers” (emphasis in original).  This statement contradicts disclosures made by LGM on page v of its amendment No. 1 to its preliminary proxy statement filed on May 28, 2010 that “all origination, processing, servicing, extension and other related fees previously paid by the borrowers to the manager will instead be paid to the Fund.”  Please revise your disclosure.

Response:

The above-referenced 425 filing is dated as of May 28, 2010 by the Company, but was only available on EDGAR on June 1 because of usage and completion after the close of business on that date. The reference to the fee structure is based on the Company’s review of the Committee’s preliminary consent solicitation/prospectus filed on May 20, 2010, which did not include the above disclosure.  The Committee only filed amendment number one to its preliminary consent solicitation/prospectus minutes before the end of the business day and EDGAR deadline (i.e., 5:27 p.m. EDT) on May 28, 2010. As the Company was concurrently finalizing the contents of its 425 filing, it was not aware of the addition of the above disclosure to the amended consent solicitation/prospectus. Based on the Committee’s amended filings, the Company does not intend to include the above disclosure in future filings.

5.
Refer to your “Forward-Looking Statements” legend.  Please revise the legend in future filings to indicate that you will update or revise such statements to the extent required by the federal securities laws.

Mr. Daniel F. Duchovny, June 8, 2010 - Page 4

Response:

The Company is not required to affirmatively state that it will update or revise forward-looking information to the extent required by the federal securities laws, but intends to include a statement to this effect in its “Forward-Looking Statements” legend in its future filings with the SEC.

General

6.
We note the disclosure on page 144 of your consent solicitation/prospectus filed pursuant to Rule 424(b)(3) on May 17, 2010 regarding, among other things, the complaints of a member about the contents of the consent solicitation/prospectus.  We also note that on May 17, 2010, the Fund filed a complaint in the United States District Court in Arizona seeking a declaratory judgment as to a member of the Fund and all Fund members, as a defendant class, that the Form S-4 does not contain false or misleading statements in violation of the federal securities laws, and that the Manager has acted consistent with its fiduciary duties in advancing the repositioning plan.  We have been unable to locate any disclosure from the Fund regarding this complaint.  Given the nature of the relief you have requested and the effect it could have on all of the members of the Fund, please tell us what consideration you have given to informing the members about the complaint by post-effective amendment, prospectus supplement or otherwise.  To the extent you do not intend to inform the members about the complaint prior to the closing of the offering, please tell us why that would not constitute the omission of a material fact.

Response:

The Company supplementally informs the Staff that the definitive consent solicitation/prospectus filed pursuant to Rule 424(b)(3) was finalized for distribution on May 14, 2010, the same day the Staff issued the Notice of Effectiveness with respect to the consent solicitation/prospectus.  However, because the consent solicitation/prospectus was finalized after the close of business on Friday, May 14, 2010, the consent solicitation/prospectus did not appear on EDGAR until EDGAR opened on the next succeeding business day, Monday, May 17, 2010.  The decision to file the complaint and the filing of the complaint was not made until the evening of Monday, May 17, 2010.  Accordingly, the definitive consent solicitation/prospectus predated the public filing by the Fund of the complaint in the United States District Court of Arizona.

The Company filed the complaint in response to threats of litigation made by Mr. Kurtz.  To date, the Company has taken no actions to prosecute this action, and in fact it has not served process on Mr. Kurtz or any other member of the Fund with respect to the complaint as of today’s date. In light thereof, and in view of the current decision not to prosecute the action, the Company does not believe that the filing of the complaint is material.  However, the Company has made a 425 filing today referencing the action and two lawsuits publicly filed subsequent to the May 14, 2010 date of the consent solicitation/prospectus against the Manager and others.  The lawsuits are currently being assessed by counsel and the Company.

* * *

Mr. Daniel F. Duchovny, June 8, 2010 - Page 5

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Mr. Justin Dobbie
Ms. Kathryn McHale

Shane C. Albers, Chief Executive Officer of Investors Mortgage Holdings, Inc. as manager of IMH Secured Loan Fund, LLC

Martin P. Dunn
O’Melveny & Myers LLP